UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2025

ACELYRIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41696	85-2406735
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4149 Liberty Canyon Road Agoura Hills, California	91301
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 456-4393

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	SLRN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Merger Agreement

As previously disclosed, on February 6, 2025, ACELYRIN, INC., a Delaware corporation (“ACELYRIN”), entered into an agreement and Plan of Merger (the “Merger Agreement”) with Alumis Inc., a Delaware corporation (“Alumis”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and a direct wholly owned subsidiary of Alumis (the “Merger”).

On April 20, 2025, ACELYRIN, Alumis and Merger Sub entered into that certain Amendment to the Agreement and Plan of Merger (the “Amendment”), which amends the Merger Agreement (the Merger Agreement as amended by the Amendment, the “Amended Agreement”) to, among other things, reflect that the issued and outstanding shares of common stock of ACELYRIN, par value $0.00001 per share (the “Shares”), will be cancelled and converted into the right to receive 0.4814 shares of voting common stock of Alumis, par value $0.0001 per share (“Alumis Common Stock”), without interest (the number of shares of Alumis Common Stock in exchange for each Share, the “Exchange Ratio”) and, if applicable, cash in lieu of fractional shares, without interest, subject to any applicable withholding. At the effective time of the Merger, Alumis’s stockholders will own approximately 52%, and ACELYRIN’s stockholders will own approximately 48%, of the outstanding shares of common stock of the combined company on a fully diluted basis.

Other than as expressly modified by the Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ACELYRIN with the Securities and Exchange Commission (the “SEC”) on February 6, 2025, remains in full force and effect. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amendment, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Approval & Recommendation

Based on the unanimous recommendation of a transaction committee of the board of directors of ACELYRIN (the “ACELYRIN Board”), consisting solely of independent and disinterested directors of ACELYRIN, to which the ACELYRIN Board had delegated exclusive authority to consider, negotiate and evaluate the Amended Agreement and the transactions contemplated thereby, the ACELYRIN Board (i) determined that the Amended Agreement and the transactions contemplated by the Amended Agreement, are advisable, fair to and in the best interest of ACELYRIN and its stockholders, (ii) approved the execution, delivery and performance by ACELYRIN of the Amendment and the consummation by ACELYRIN of the transactions contemplated by the Amended Agreement, including the Merger and (iii) declared advisable and resolved to recommend that ACELYRIN’s stockholders adopt the Amended Agreement.

Based on the unanimous recommendation of a special committee of the board of directors of Alumis (the “Alumis Board”), consisting solely of independent and disinterested directors of Alumis, to which the Alumis Board has delegated exclusive authority to consider, negotiate and evaluate the Amended Agreement to the transactions contemplated thereby, the Alumis Board (i) determined that the Amendment and the transactions contemplated by the Amended agreement, including the Merger and the issuance of Alumis Common Stock pursuant to the Amended Agreement (the “Alumis Share Issuance”) are advisable, fair to and in the best interests of Alumis and its stockholders, (ii) approved the Amendment and the transactions contemplated by the Amended Agreement, including the Merger and the Alumis Share Issuance, and (iii) resolved to submit and recommend the approval of the Alumis Share Issuance to Alumis’s stockholders.

Item 7.01	Regulation FD Disclosure.

Members of ACELYRIN management and of the transaction committee of the ACELYRIN Board may hold meetings with certain investors, analysts and proxy advisory firms in connection with the upcoming special meeting of ACELYRIN stockholders (the “Special Meeting”) to consider and vote upon a proposal to adopt the Amended Agreement. The Special Meeting is scheduled to be held on May 19, 2025. A copy of the presentation materials to be provided during the meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On April 21, 2025, ACELYRIN and Alumis issued a joint press release announcing the entrance into the Amended Agreement described in Item 1.01 of this Current Report on Form 8-K, a copy of which is furnished as Exhibit 99.2 hereto.

The information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is being furnished to the SEC and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Amendment to the Agreement and Plan of Merger, dated as of April 20, 2025.

99.1	Investor Presentation, dated as of April 21, 2025.

99.2	Joint Press Release, dated as of April 21, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, as amended on April 20, 2025, by and among the parties (as amended, the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchanges Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. ACELYRIN assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in the registration statement, which includes the joint proxy statement/prospectus. Information about ACELYRIN’s directors and executive officers is set forth in ACELYRIN’s Annual Report on Form 10-K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACELYRIN, INC.
Date: April 21, 2025

	By:	/s/ Amar Murugan
	Name:	Amar Murugan
	Title:	Chief Legal Officer

Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT (this “Amendment”), dated as of April 20, 2025, to the AGREEMENT AND PLAN OF MERGER (the “Agreement” and as amended by this Amendment, the “Amended Agreement”), dated as of February 6, 2025, by and among Alumis Inc., a Delaware corporation (“Parent”), Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and ACELYRIN, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Agreement;

WHEREAS, Section 8.2 of the Agreement provides that, at any time prior to the Effective Time, the Agreement may be amended, modified or supplemented solely in writing by the Parties; and

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 8.2 of the Agreement, the Parties desire to amend certain terms of the Agreement by entering into this Amendment.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

1.	Amendment to the Agreement. Section 2.1(a) of the Agreement shall be amended and restated in its entirety as follows:

“Exchange Ratio; Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company (including in treasury) or any of its Subsidiaries or Parent or any of its Subsidiaries, if any (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be converted into the right to receive 0.4814 shares of Parent Common Stock, without interest thereon (the number of shares of Parent Common Stock in exchange for each Share, the “Exchange Ratio” and the consideration to be received in respect of such Share, the “Merger Consideration”).”

2.	Representations and Warranties of the Company.

The Company hereby represents and warrants to Parent as follows:

(a) The Company has all requisite corporate power and authority to execute and deliver this Amendment. On or prior to the date of this Amendment, the Company Transaction Committee adopted resolutions, by vote at a meeting duly called: (i) determining that the Amended Agreement and the transactions contemplated by the Amended Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) recommending to the Company Board that it approve the execution, delivery and performance by the Company of this Amendment and the consummation by the Company of the transactions contemplated by the Amended Agreement, including the Merger, (iii) recommending to the Company Board that it direct that the Amended Agreement be submitted to the Company’s stockholders for adoption and (iv) recommending to the Company Board that it recommend that the stockholders of the Company adopt the Amended Agreement. As of the date of this Amendment, such resolutions have not been amended or withdrawn. On or prior to the date of this Amendment, the Company Board adopted resolutions, by vote at a meeting duly called: (A) determining that the Amended

Agreement and the transactions contemplated by the Amended Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (B) approving the execution, delivery and performance by the Company of this Amendment and the consummation by the Company of the transactions contemplated by the Amended Agreement, including the Merger, (C) directing that the Amended Agreement be submitted to the Company’s stockholders for adoption and (D) recommending that the stockholders of the Company adopt the Amended Agreement. As of the date of this Amendment, such resolutions have not been amended or withdrawn.

(b) The Company has duly executed and delivered this Amendment and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Amendment constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

3.	Representations and Warranties of Parent and Merger Sub.

Parent hereby represents and warrants to the Company as follows:

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Amendment. On or prior to the date of this Amendment, the Parent Special Committee has adopted resolutions, by vote at a meeting duly called: (i) determining that the Amended Agreement and the transactions contemplated by the Amended Agreement, including the Merger, are advisable, fair to and in the best interests of Parent and its stockholders, (ii) recommending to the Parent Board that it approve the Merger and the transactions contemplated by the Amended Agreement, including the Parent Share Issuance, and (iii) recommending to the Parent Board that it submit, and recommending the approval of the Parent Share Issuance, to Parent’s stockholders for approval at the Parent Stockholders Meeting. On or prior to the date of this Amendment, the Parent Board has adopted resolutions, by vote at a meeting duly called: (i) determining that the Amended Agreement and the transactions contemplated by the Amended Agreement are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving the Merger and the transactions contemplated by the Amended Agreement, including the Parent Share Issuance, (iii) resolving to submit the Parent Share Issuance to Parent’s stockholders for approval at the Parent Stockholder Meeting and (iv) recommending that the stockholders of Parent approve the Parent Share Issuance in connection with the Merger. As of the date of this Amendment, such resolutions have not been amended or withdrawn.

(b) Parent and Merger Sub have duly executed and delivered this Amendment and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes its legal, valid and binding obligation, enforceable against Parent, in accordance with its terms except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

4.	General Provisions.

a.

All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended or supplemented by this Amendment, (i) no waivers with respect to the Agreement or the obligations thereunder are hereby being made, granted or consented to by the Parties and (ii) all of the terms of the Agreement shall remain unchanged and in full force and effect, and are hereby incorporated by reference into this Amendment.

2

b.

This Amendment and the Agreement (and any Exhibit, Annex, Appendix or Schedule thereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement and the other documents and instruments executed pursuant thereto constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

c.

The provisions of Section 8.2, Section 8.3, Section 8.4, Section 8.5, Section 8.6, Section 8.7, Section 8.8, Section 8.10, Section 8.12 and Section 8.14 of the Agreement shall apply mutatis mutandis to this Amendment.

[The remainder of this page is intentionally left blank.]

3

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

ALUMIS INC.

By:	/s/ Martin Babler
Name: Martin Babler
Title: Chief Executive Officer

ARROW MERGER SUB, INC.

By:	/s/ Sara Klein
Name: Sara Klein
Title: President

[Signature Page to Amendment to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

ACELYRIN, INC.

By:	/s/ Mina Kim
Name: Mina Kim
Title: Chief Executive Officer

[Signature Page to Amendment to the Agreement and Plan of Merger]

Exhibit 99.1 Investor Presentation April 2025

Disclaimer Forward-Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, as amended on April 20, 2025, by and among the parties (as amended, the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchanges Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials. These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law. Additional Information and Where to Find It In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/. Participants in the Solicitation Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in the registration statement, which includes the joint proxy statement/prospectus. Information about ACELYRIN’s directors and executive officers is set forth in ACELYRIN’s Annual Report on Form 10-K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Executive Summary The Alumis Merger Provides Significant Potential Upside For ACELYRIN Stockholders › The combination provides the opportunity to participate in the potential upside from Phase 3 data for Alumis’ lead program expected in 1Q26 and a combined pipeline with multiple upcoming milestones expected, with ACELYRIN stockholders retaining significant (~48%) ownership of the combined company, on a fully diluted basis › The pro forma discounted cash flow analysis reviewed by the ACELYRIN board implies a range of illustrative pro forma equity values per share of ACELYRIN common stock of $6.90 to $8.96 1 (inclusive of realized net synergies) based on the Pro Forma DCF analysis reviewed in the February 6, 2025 Presentation and adjusted for the improved 4/21 terms › Prior to the announcement of the strategic merger with Alumis, the market valued ACELYRIN at less than cash value despite Lonigutamab’s potential to be a differentiated medicine in a large and growing market › The ACELYRIN board believes that the combination with Alumis will be significantly value accretive to ACELYRIN stockholders as a result of synergies and scale to be achieved through the proposed merger as well as reduced execution risk versus a standalone path as a single asset company Combination Creates a Leading Clinical-Stage Immunology Company with a Diversified Portfolio of Product Candidates › Combination with Alumis is the best path forward to unlock Lonigutamab’s value and the combined company is well-capitalized with runway through impactful catalysts into 2027 › Combined company’s management team is well-positioned to execute and create value, including by unlocking the value of Lonigutamab. Alumis has meaningful ophthalmology expertise—its Chief Medical Officer was the CMO and co-founder of Viela Bio and its Chief Commercial Officer ran the TEPEZZA franchise at Amgen / Horizon › Members of ACELYRIN’s Lonigutamab team are expected to join Alumis (clinical, CMC and regulatory) › Combined company is well-positioned relative to publicly traded clinical-stage immunology peers, with the potential for significant upside Independent Board Committee Ran a Thorough Process to Review Multiple Alternatives and Optimize Terms From Alumis › The transaction process was spearheaded by an independent and highly accomplished Transaction Committee with extensive financial and biopharmaceutical company experience › The Transaction Committee secured multiple improvements in deal terms, including increasing ownership in the combined company from 40% to 48%, despite a declining ACELYRIN share price › This process included interactions with ~25 potential counterparties over ~7 months, the exploration of a wide variety of potential transactions, robust evaluation of additional offers that emerged post signing of the definitive merger agreement, improved deal terms post signing of the 2/6 merger agreement in response to stockholder feedback and is unanimously recommended and approved by the disinterested and independent directors › The ACELYRIN Board is confident the Alumis strategic merger maximizes the potential value for ACELYRIN stockholders 1. The Joint Proxy/Prospectus contains a detailed summary of the financial analyses performed by Guggenheim Securities, LLC (“Guggenheim Securities”) in connection with its February 6, 2025 presentation to the ACELYRIN board (the “February 6, 2025 Presentation”). Guggenheim Securities’ analyses were subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions contained in the February 6, 2025 Presentation and related fairness opinion and were necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such presentation and fairness opinion. Range of illustrative pro forma equity values per share of ACELYRIN common stock reflects the revised exchange ratio of 0.4814x (the Improved Exchange Ratio ) in lieu of the original exchange ratio of 0.4274x (the Original Exchange Ratio ) used in the February 6, 2025 Presentation. 3

The Alumis Merger Provides Significant Potential Upside For ACELYRIN Stockholders 4

At Time of IPO, Investors Expected to Benefit from a Robust Pipeline but Several Clinical Setbacks and Management Departures Have Impacted Growth Prospects

Overview

- **ACELYRIN IPO'd in May 2023 based on Phase 2b/3 Part A data for Izokibep ("Izo") in Hidradenitis Suppurativa ("HS")**
  - Izo is a next generation anti-IL-17A mAb
  - At the time of IPO, IL-17 was already a commercially validated target based on Novartis' Cosentyx ($4.8B FY22) and Lilly's Taltz ($2.5B FY22)
  - Humira was the only biologic approved for HS at that time with Cosentyx approved for HS shortly after SLRN's IPO in Oct-23
- **Izo was designed, based on 4 major hypotheses, to overcome limitations of prior generation IL-17s**
  1. Higher affinity to IL-17A could translate to higher potency vs. Cosentyx
  2. Smaller molecular size could allow for better tissue penetration
  3. Targeting IL-17A vs. IL-17F could lower rates of candidiasis and toxicity
  4. Albumin binding could support longer half life vs. Cosentyx
- **Izo ultimately suffered clinical setbacks which led to discontinuation of further development by ACELYRIN**
  - Sept-23: Failed to achieve stat. sig. in Part B of the HS Ph2b/3 study
  - Mar-24: Achieved stat. sig. in Psoriatic Arthritis ("PsA") but not competitive vs. UCB's bimekizumab
  - Dec-24: Failed to achieve stat. sig. in Uveitis Ph2b/3 study

Limited Pipeline Remaining From Time of IPO



Stage at IPO
PC
Ph1
Ph2
Ph3
Current Status
Izokibep (anti-IL-17A)
Hidradenitis Suppurativa
HS
Sept-23: Failed Ph2b/3 Part B
Psoriatic Arthritis
PsA
Mar-24: Data not competitive
Axial Spondylarthritis
Ax Spa
Aug-24: Suspended development
Uveitis
UV
Dec-24: Failed Ph2b/3
Lonigutamab (anti-IGF-1R)
Thyroid Eye Disease
TED
Development plan to be finalized
SLRN-517 (anti-c-KIT)
Chronic Urticaria
CSU
Jan-24: Divested

Limited Senior Management Remaining From Time of IPO

Name	Position at IPO	Current Position
Shao-Lee Lin, M.D., Ph.D.	Founder, CEO	**May-24:** Departed
Mardi Dier	CFO & CBO	**Aug-23:** Departed
Melanie Gloria	COO	**Oct-24:** Departed
Mina Kim	**CLO**	**CEO**
Ron Oyston	CPO	**Aug-24:** Departed
Paul Peloso, M.D.	CMO	**Dec-23:** Departed

Remaining Programs / Personnel

Source: Public company filings and Wall Street Equity Research.

ACELYRIN
5

ACELYRIN Shares Have Been Under Significant Pressure Since Phase 2b/3 Part B Izokibep Data in Hidradenitis Suppurativa ("HS") in September 2023

- **After additional readouts, Izokibep was deprioritized and ACELYRIN is focused on Lonigutamab**
- **Lonigutamab has the potential to be a best-in-class next-generation subcutaneous anti-IGF-1R therapy in Thyroid Eye Disease ("TED")**

Capitalization ($ in Millions Except Per Share Values)	
Unaffected Share Price (2/6/25)	$1.90
Performance from IPO	*(89%)*
Equity Value	**$199**
Less: 4Q24 Cash and Cash Equivalents[1]	(448)
Enterprise Value	**($249)**



$30.00
$20.00
$10.00
$0.00
May-23
Jul-23
Oct-23
Dec-23
Mar-24
Jun-24
Aug-24
Nov-24
Feb-25
ACELYRIN
XBI
11%
$1.90
(89%)
5/4/23: IPO priced at $18/share
9/11/23: Izokibep failed to meet primary endpoint in Part B of the Ph2b/3 study in HS
11/27/23: Announced CRO programming error in Izokibep Ph2b/3 trial in PsA
3/11/24: Data from Ph2b/3 trial of Izokibep in PsA and long-term HS data
5/9/24: Prior CEO exited & Mina Kim appointed CEO
12/10/24: Data from Ph2b/3 study of Izokibep in Uveitis
1/6/25: Additional Ph1b/2 data and Ph3 development plan for Lonigutamab announced
2/6/25: Alumis strategic merger announcement
Strategic Alternatives Process

Source: Public company filings and FactSet as of 2/6/25.
1. Cash, cash equivalents and marketable securities.

ACELYRIN
6

ACELYRIN's Board Believes Lonigutamab has the Potential to be a Differentiated Medicine in a Large and Growing Market …

Product Profile

Efficacy in-line with IV anti-IGF-1R agents
Proptosis response in line with others, within the limitations of a small dose escalation study

Novel MoA and optimized PK support safety differentiation
Potential lower risks of hearing impairment, menstrual disorders and hyperglycemia

Delivered via a low-volume auto-injector for at home administration
In distinction to the higher volume Amgen subcutaneous (SC) product

Development plan may create additional flexibility for prescribers
Potential to be used chronically and/or episodically, inclusive of patients with age-appropriate hearing loss, pre-diabetic and diabetic patients and women of childbearing potential

Market Opportunity

Minimally penetrated U.S. market
Estimated penetration of today's standard of care <10% of patients but still ~$2B annual sales[1]

Current standard of care has serious side effects
Demonstrated adverse reactions occurring in ≥5% of treated patients include muscle spasms, nausea, alopecia, hearing impairment and hyperglycemia and menstrual disorders were reported in ~23% of menstruating women[2]

Market is growing and large enough to support multiple medicines
Limited availability of a biologic option for ~80K patients based on today's standard of care[3]

***Lonigutamab delivers efficacy like others in its class*, with the *potential to be safer* and may be developed in a way that *differentiates it and expands the market*[4]**

1. ACELYRIN transcript from January 6, 2025 Special Call and Amgen SEC filings.
2. Tepezza prescribing information.
3. ACELYRIN January 6, 2025 presentation.
4. This claim is not based on head-to-head or comparator studies. Differences exist between study designs and subject characteristics, and caution should be exercised when comparing data across studies.

ACELYRIN
7

… And that the Market Was Not Reflecting the Potential Upside for ACELYRIN



ACELYRIN Equity Value / Equity Value Per Share
Post-Ph3 TED Trading Comp[1]
$199M / $1.90
$448M / $4.28
$602M / $5.68
$481M / $4.59
$2.3B / $20.00
$314M / $3.00
$1.9B[2]
$1.2B
Enterprise Value
2/6 Unaffected Trading Price
4Q24 Cash[3]
Implied Per Share Price Reflected in ACELYRIN Standalone DCF Analysis in the February 6, 2025 Presentation[4]
Analyst Price Targets as of 2/6[5]
VIRIDIAN
as of 2/6

1. Viridian's lead asset Veligrotug, is a derisked anti-IGF-1R for TED with Phase 3 topline data and BLA submission expected in the second half of 2025.
2. Market capitalization inclusive of full conversion of outstanding Series A and Series B Preferred Stock to common stock.
3. Illustrative ACELYRIN valuation where market cap is equivalent to the 4Q24 cash, cash equivalents and marketable securities on the balance sheet, implying $0 enterprise value, or in other words, no assigned value for Lonigutamab.
4. The Joint Proxy/Prospectus contains a detailed summary of the financial analyses performed by Guggenheim Securities in connection with its February 6, 2025 Presentation to the ACELYRIN board. Guggenheim Securities' analyses were subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions contained in the February 6, 2025 Presentation and related fairness opinion, and were necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities as of the date of such presentation and fairness opinion.
5. Range of six analysts who provided price targets as of 2/6/25. Low estimate of $3.00 (Citi, 1/7/25); high estimate of $20.00 (Piper Sandler, 1/6/25).

ACELYRIN

8

Significant Risk Exists for ACELYRIN Stock Price as a Standalone Company in This Environment Relative Share Price Performance Since Announcement $3.00 “Nearly 200 companies trade below their cash value…” $2.20 16% $2.00 1 Select Biotech Stocks ($ in Millions) (19%) Mkt Cap less Cash Mkt Cap Cash ▼ % Performance (29%) Company (2/6/25) (12/31/24) (2/6/25) Current (4/17/25) Since 2/6/25 $1.00 ACELYRIN $631 $421 $210 ($159) (58%) 2 2 2 2 XBI 187 357 (170) (268) (52%) 3 BBC 154 371 (217) (278) (40%) $0.00 164 354 (191) (216) (15%) 2/6 2/13 2/20 2/27 3/6 3/13 3/20 3/27 4/3 4/10 4/17 Unaffected Within the Biotech sector it is not uncommon for companies to trade below cash Source: Public company filings, Wall Street Equity Research and FactSet as of 4/17/25. 1. Select biotechs with >$300M of cash as of 12/31/24 and trading below cash. 2. Pliant began trading below cash value on 2/10/25. All statistics are as of 2/10/25 instead of 2/6/25. 3. The Virtus LifeSci Biotech Clinical Trials ETF (BBC) tracks the performance of 100+ select clinical trials stage US exchange-listed biotechnology companies. 9

Strategic Merger Key Terms › All Stock Merger Consideration › ACELYRIN stockholders to receive 0.4814 shares of Alumis common stock for each share of ACELYRIN common stock owned Pro Forma › Alumis stockholders to own approximately 52% of the combined company 1 Ownership › ACELYRIN stockholders to own approximately 48% of the combined company › ~$737M pro forma cash at the end of Q4 2024 Cash Position › Expect pro forma financial plans to extend runway into 2027 › Combined company to operate under the Alumis name Leadership › The combined company will be led by current Alumis executive team › Alumis Board will expand to nine directors, including two additional directors from ACELYRIN’s Board Transaction › Expected in the second quarter of 2025 Closing › Subject to approval of Alumis and ACELYRIN stockholders and satisfaction of other customary closing conditions and Conditions 1. On a fully diluted basis based on the capitalizations of ACELYRIN and Alumis at the time of the merger agreement. 10

With 48% Ownership in Combined Company, ACELYRIN Stockholders Have Ability to Participate in Significant Upside Potential

- **The strategic merger IS:** A combination of strategically aligned I&I companies, creating a stronger company that is well-positioned to realize long-term value
- **The strategic merger IS NOT:** A sale of ACELYRIN where stockholders monetize cash or Lonigutamab for short-term returns

ACELYRIN Gives

52% of Lonigutamab

- Anti-IGF-1R with best-in-class potential in Thyroid Eye Disease
- Currently being investigated in a Phase 2 clinical trial
- Core Lonigutamab program team

~$94M net cash contribution

- Contributes: ~$448M in cash, cash equivalents and marketable securities (4Q24)
- Retains: ~48% of $737M pro forma 4Q24 cash[1] (~$354M)

ACELYRIN Gets

48% of ESK-001

- Next-gen TYK2 with Psoriasis Phase 3 topline data expected in 1Q26
- Systemic Lupus Erythematosus Phase 2b topline data expected in 2026

48% of A-005

- Promising Phase 2-ready central nervous system penetrant TYK2
- Multiple Sclerosis Phase 2 topline data expected in 2026

48% of promising preclinical I&I pipeline

- Includes IRF5 targeting and other earlier-stage assets

World-class management team and strong balance sheet

- Executives with history of successful drug development
- Well-capitalized to execute on attractive portfolio

48% of synergies

- Significant anticipated operational synergies

Retains Significant Cash and Lonigutamab Upside with Diversified Portfolio to Deliver Long-Term Stockholder Value

1. Cash, cash equivalents and marketable securities.

ACELYRIN 11

ACELYRIN’s Board Believes that it Achieved Favorable Terms and Attractive Pro Forma Ownership for ACELYRIN Stockholders (values in millions, except per share values) Alumis Discounted ACELYRIN Discounted 1 Cash Flow Analysis Exchange Ratio (Implied Ownership) Cash Flow Analysis Equity Value Equity Value $621 - $923 $481 - $602 ACELYRIN low ACELYRIN high 2 2 vs. vs. Equity Value Per Share Equity Value Per Share Alumis high Alumis low 0.2890x 0.5119x $11.10 - $15.88 $4.59 - $5.68 (34%) (49%) Based on ACELYRIN's Adjusted Based on ACELYRIN Management 3,4 3,4 Financial Projections for Alumis Projections ▪ Discount rate of 14.5% to 12.5% ▪ Discount rate of 15.25% to 13.25% Pre-Announcement At-Market Improved Exchange Ratio: 0.4814x Exchange Ratio: 0.2883x Implied Ownership: 48% 1. All exchange ratios have been calculated using unrounded amounts. 2. Share prices are shown rounded to two digits. 3. The Joint Proxy/Prospectus contains a detailed summary of the financial analyses performed by Guggenheim Securities in connection with its February 6, 2025 Presentation to the ACELYRIN board. Guggenheim Securities’ analyses were subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions contained in the February 6, 2025 Presentation and related fairness opinion, and were necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities as of the date of such presentation and fairness opinion. 4. Excludes synergies and transactions costs. 12

The ACELYRIN Transaction Committee Secured Multiple Improvements in Economic Terms Despite a Declining ACELYRIN Share Price



Conducted rigorous, objective and competitive process including consideration of potential alternative transactions over ~7 months
Additional Ph1b/2 data and Ph3 development plan for Lonigutamab announced
Original Transaction Terms Announced 2/6
Improved Transaction Terms Announced 4/21
ACELYRIN Transaction Committee reacted to feedback from stockholders and continued negotiations resulting in improved deal terms
% Ownership
40%
40%
42%
45%
~45%
~48%

Date	5/29/2024[2]	1/2/2025	1/10/2025	1/12/2025	2/6/2025	4/21/25
Implied Offer Exchange Ratio[1]	N/A	0.3486x	0.3783x	0.4274x[3]	0.4274x	0.4814x
ACELYRIN Share Price	$4.08	$3.30	$2.06	$2.06	$1.90	$1.90[4]
Alumis Share Price	N/A	$8.22	$7.00	$7.00	$6.59	$6.59[4]
Implied Market Exchange Ratio	N/A	0.4015x	0.2943x	0.2943x	0.2883x	0.2883x
Implied Premium / (Discount)	N/A	(13%)	+29%	+45%	+48%	+67%[5]

1. Based on the Company's capital structure as of 1/31/25.
2. Date of Alumis' first indication of interest.
3. Shown at Original Exchange Ratio as no changes in ownership between 1/12/25 and announcement.
4. Unaffected share price as of 2/6/25.
5. Going-in implied premium based on 2/6/25 prices and the Improved Exchange Ratio of 0.4814x.

ACELYRIN
13

The ACELYRIN Board Believes that the Combination with Alumis is Expected to be Value Accretive to ACELYRIN Stockholders Via Synergies, Scale and Shared Ownership of a Diversified Portfolio

- Opportunity to participate in significant upside from 1Q26 ESK-001 pivotal readout and future Lonigutamab catalysts

ACELYRIN Equity Value Per Share

Trading Values[1]

- ACELYRIN's stockholders are receiving a significant going-in premium (based on Alumis' 4/17 trading VWAP since announcement × Improved Exchange Ratio) vs. 2/6 unaffected ACELYRIN trading price

Implied Per Share Values Based on the February 6, 2025 Presentation[4]

- ACELYRIN's stockholders are expected to experience significant DCF-based value accretion (Pro Forma Synergized DCF per share × Improved Exchange Ratio) vs. ACELYRIN Standalone DCF per share



49% going-in implied premium to ACELYRIN stockholders[2]
$1.90
$2.20
$2.83
$5.68
$4.59
$8.96
$6.90
2/6 Unaffected ACELYRIN Trading Price
4/17 ACELYRIN Trading Price
4/17 Implied Consideration per ACELYRIN Share Based on Alumis Trading VWAP Since Announcment[3]
Implied Per Share Price Reflected in ACELYRIN Standalone DCF Analysis in the February 6, 2025 Presentation[4]
Implied Per Share Price Based on the Pro Forma DCF Analysis in the February 6, 2025 Presentation (Synergized) and Adjusted for the Improved Exchange Ratio[4]

1. Based on ACELYRIN or Alumis closing prices (NASDAQ).
2. Based on implied consideration per ACELYRIN share divided by 2/6 unaffected ACELYRIN trading price.
3. Implied value per ACELYRIN share based on Alumis trading volume weighted average price of $5.88 multiplied by the Improved Exchange Ratio of 0.4814x.
4. The Joint Proxy/Prospectus contains a detailed summary of the financial analyses performed by Guggenheim Securities in connection with its February 6, 2025 Presentation to the ACELYRIN board. Guggenheim Securities' analyses were subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions contained in the February 6, 2025 Presentation and related fairness opinion, and were necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities as of the date of such presentation and fairness opinion. The implied per share Standalone DCF Analysis equity values set forth above are based on the range of implied equity values calculated in the ACELYRIN Standalone DCF Analysis in the February 6, 2025 Presentation. The implied per share Pro Forma DCF Analysis (Synergized) equity values set forth above are based on the range of implied equity values calculated in the Pro Forma DCF Analysis (Synergized) in the February 6, 2025 Presentation and have been adjusted to reflect the Improved Exchange Ratio in lieu of the Original Exchange Ratio.

ACELYRIN
14

Research Analyst Reactions Were Favorable Toward The Strategic Merger Announcement, Even Prior to ACELYRIN Negotiating Improved Terms “We believe this [strategic merger] is a “It's refreshing to see a capital-efficient “Merger with SLRN relieves financing smart idea as it diversifies the assets and business combination like the one overhang while delivering a potential provides the cash to execute on announced by ALMS and SLRN this Phase 3-ready asset; reiterate development. Specifically, this would afternoon…We want to see more of these outperform” create a pro forma cash position of business combinations in our industry ~$737M (as of December 31, 2024), and applaud the Boards and which ALMS projects to provide runway Management teams of both companies” through key readouts and planned operations into 2027” 2/6/25 2/6/25 2/6/25 ACELYRIN Research Alumis Research Alumis Research Source: Wall Street Equity Research. 15

Combination Creates a Leading Clinical-Stage Immunology Company with a Diversified Portfolio of Product Candidates 16

Creating a Leading I&I Company with Multiple Upcoming Expected Development Milestones and Extended Runway into 2027

ACELYRIN

alumis

- **Creates a late-stage clinical biopharma company** dedicated to innovating, developing and commercializing transformative therapies for immune-mediated diseases
- Differentiated pipeline with multiple upcoming milestones expected, including:
  - Topline data from **Phase 3 ONWARD trials** for ESK-001 in Moderate-to-Severe Plaque Psoriasis **expected to readout in 1Q 2026**
  - Topline data from **Phase 2b LUMUS trial** for ESK-001 in Systemic Lupus Erythematosus **on track for readout in 2026**
  - **Phase 2** clinical trial **initiation** for **A-005 in Multiple Sclerosis in 2H 2025**
  - **Finalize clinical development** plan for Lonigutamab in **mid-2025**
- **Pro forma cash of ~$737 million** as of December 31, 2024, **provides runway into 2027 beyond multiple expected clinical readouts**
- Combined company to benefit from **world-class leadership team with proven track record of operating discipline and capital efficiency**

ACELYRIN

17

Late-Stage Pipeline with Multiple Near-Term Catalysts Clinical Development Plan to be finalized mid-2025 Abbreviations: PsA = Psoriatic Arthritis; IBD = Inflammatory Bowel Disease; PAR = Parkinson’s Disease; AD = Alzheimer’s Disease. 18

The Alumis Management Team has the Right Experience and Expertise to Effectively Deploy a Clinical Development Plan for Lonigutamab and Maximize the Value of the Full Pipeline Martin Babler John Schroer Jörn Drappa MD, PhD Jack Danilkowicz President, CEO and Chairman Chief Financial Officer Chief Medical Officer (CMO) Chief Commercial Officer (CCO) › Former President and CEO of › Former CFO of ArsenalBio and › Former CMO at Ventyx › Former SVP of Commercial Principia Biopharma, until its Translate Bio before its › Co-founded Viela Bio, an I&I / Strategy at Amgen acquisition by Sanofi in October acquisition by Sanofi in August Ophthalmology focused biotech › Spent a decade at Horizon, where 2020 2021 company acquired by Horizon he played a pivotal role in the › Previously VP of Immunology › Held Portfolio Manager and › Rheumatologist with over 25 launch of TEPEZZA, the Sales and Marketing at Senior Analyst investment roles years of experience in developing blockbuster medicine for Thyroid Genentech across the life sciences industry novel treatments for I&I diseases Eye Disease › Alumis is the right partner for ACELYRIN to continue a clinical development plan for Lonigutamab • The Alumis team has significant experience in optimizing PK/PD and target product profile • Team members also have meaningful ophthalmology expertise, including the CMO who is the former co-founder and CMO of Viela Bio and the CCO who is the former SVP of Commercial Strategy at Amgen and Horizon and was responsible for overseeing Amgen / Horizon’s TEPEZZA franchise • The team brings to bear R&D success as well as a proprietary data and analytics platform to support pipeline advancement › Members of the current Lonigutamab team are expected to join Alumis to provide insight, expertise, and to continue driving development 19

The Combined Company Provides Multiple Late-Stage Assets and a Proven Leadership Team that Together Offers Significant Upside vs. Clinical-Stage Immunology Peers 1 2 Market Cap ($B) $0.5 $0.6 $0.8 $1.2 $1.3 $1.4 $2.0 $2.5 $2.6 1 3 Enterprise Value ($B) ($0.2) $0.4 $0.2 $0.5 $0.6 $0.8 $1.5 $2.0 $2.2 Multiple Late 4 5 Stage (Phase 3 / POOOPPOOP Phase 2) Assets Portfolio Pivotal Readout in the Next ~12 POOOPPOPP Months CEO with Prior Public Company CEO Experience POOOOOOOO and Public Leadership / Company Exit Resources 6 >$700M of Cash POOPPOPOP 1. FactSet and Viridian company filings. Data as of 4/17/25. 5. Second asset MAU868 completed a Phase 2 trial for reactivated BK virus infections in 2022. 2. Based on the pro forma capital structure as implied by the Improved Exchange Ratio of 0.4814x and the terms of the merger 6. Moonlake has access to up to $500M in multi-tranche non-dilutive financing of which $75M is currently available. agreement. 3. Not including $40M of upfront and near-term co-development payments from Kaken. 4. Viridian’s late-stage assets comprise two assets that share a binding domain – Veligrotug and VRDN-003. 20

Independent Board Committee Ran a Thorough Process to Review Multiple Alternatives and Optimize Terms From Alumis 21

Comprehensive ACELYRIN Strategic Process Led by a Highly Experienced and Accomplished Independent Transaction Committee



Bruce C. Cozadd | Chairman of the Board
Chairman and CEO of Jazz Pharmaceuticals
Joined Board in March 2022 (pre-IPO)

- Co-founder and CEO of Jazz Pharmaceuticals, a public biopharma company with a market capitalization of ~$6B and ~$4B of FY24 sales; Bruce has served as Chairperson and CEO of Jazz since April 2009
- Previously served as EVP and COO of ALZA Corporation until its acquisition by J&J for ~$11B in March 2001



Henry Gosebruch | Chairman of the Transaction Committee
Former President and CEO of Neumora
Joined Board in March 2023 (pre-IPO)

- Former CEO of Neumora
- Previously served as Chief Strategy Officer of AbbVie from December 2015 to February 2023
- Previously Co-head of JP Morgan North America M&A; part of JP Morgan's M&A team for 20+ years where he was responsible for deals representing over $375B in transaction value



Beth Seidenberg, MD
Founding Managing Director of Westlake BioPartners
Joined Board in October 2020 (pre-IPO)

- Managing Director and Founder of Westlake Village BioPartners, a life sciences venture capital firm
- Previously GP at Kleiner Perkins
- Has incubated and invested in more than 40 biotech companies since 2005 across various therapeutic areas
- Former CMO at Amgen with extensive experience developing I&I assets (including ENBREL)

Founding Venture Investor in ACELYRIN
Disinterested Stockholder

Source: Public company filings and FactSet as of 4/17/25.

ACELYRIN

22

Supported by Disinterested and Independent Directors with Directly Applicable Expertise



Dan Becker, MD, PhD
Managing Director,
Access Biotechnology
Joined Board in September 2022 (pre-IPO)

- Managing Director at Access Bio, the biopharma investment arm of Access Industries
- Formerly a Principal at New Leaf Venture Partners
- Has invested in multiple immunology companies including Nimbus Therapeutics (TYK2 lead asset)

Disinterested Stockholder



Dawn Svoronos
Former President of the Europe & Canada region for Merck & Co
Joined Board in December 2022 (pre-IPO)

- 23 year tenure at Merck & Co culminating in President of Europe & Canada
- Currently serves on the boards of Xenon (Chair), Adverum, Theratechnologies and AgNovos
- Commercial pharmaceutical industry expertise



Lynn Tetrault, JD
Former EVP of Human Resources and Corporate Affairs at AstraZeneca
Joined Board in December 2023

- 20+ year tenure at AstraZeneca culminating in EVP of HR and Corporate Affairs
- Currently serves on the boards of Neogenomics (Chair) and Rhythm
- M&A / organizational integration HR expertise

ACELYRIN
23

The ACELYRIN Board Conducted a Rigorous, Objective and Competitive Process Board undertook an extensive process that began in 2Q 2024 and resulted in the proposed strategic merger with Alumis This process included interactions with ~25 potential counterparties and the exploration of a wide variety of potential transactions prior to signing the definitive merger agreement The Board thoroughly evaluated two additional offers which emerged post signing of the definitive merger agreement 1 In response to market changes and shareholder feedback, the Board, additionally, successfully negotiated a ~7% ownership increase in the combined company post signing of the definitive merger agreement The strategic merger is unanimously recommended and approved by the disinterested and independent directors The proposed strategic merger with Alumis offers an opportunity for substantial value accretion which the Board believes is well above the intrinsic standalone value of ACELYRIN The Board believes that the proposed merger offers a greater likelihood of maximizing the opportunity for Lonigutamab while adding assets, resources and talent for substantial long term value accretion 1. 48% of the combined company (ACELYRIN’s approximate pro forma ownership based on the improved 4/21 terms) is a ~7% improvement to ACELYRIN shareholders (vs. 45% under original 2/6 terms). 24

The ACELYRIN Board was Focused on Intrinsic Value and Value-Creation Potential, but Also Closely Monitored the Implied Market Value


$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
-
1/2
1/9
1/16
1/23
1/30
2/6
2/13
2/20
2/27
3/6
3/13
3/20
3/27
4/3
4/10
4/17
Strategic Merger Announcement
Strategic Merger Proxy Publicly Filed
Alumis
$8.22
$6.59
$5.00
ACELYRIN
$3.30
$2.20
$1.90
Additional Ph1b/2 data and Ph3 development plan for Lonigutamab announced
Implied consideration per ACELYRIN share based on original 2/6 deal terms¹
$2.82
Tang Offer²: $3.00 upfront + CVR
Company D Offer³: $2.70 upfront + up to $3.00 CVR
Implied consideration per ACELYRIN share based on the Improved Exchange Ratio⁴
$2.41
$2.20
$2.14

Source: Public company filings and FactSet as of 4/17/25.

1. Implied value per ACELYRIN share based on Alumis closing price multiplied by the Original Exchange Ratio of 0.4274x.
2. 2/20/25, the ACELYRIN Board received an unsolicited indication of interest from Concentra Biosciences, LLC, of which Tang Capital Partners, LP is the controlling shareholder (the "Tang Proposal"). 3/4/25 ACELYRIN issued a press release that the Tang Proposal was not, and would not reasonably be expected to result in, a superior proposal.
3. 3/18/25, the ACELYRIN Board received an unsolicited indication of interest from Company D. 3/24/25 Company D informed ACELYRIN that it would no longer pursue discussions regarding a potential acquisition of ACELYRIN.
4. Implied value per ACELYRIN share based on Alumis closing price multiplied by the Improved Exchange Ratio of 0.4814x.

ACELYRIN

25

The ACELYRIN Board Did Not Believe the Tang Acquisition Would Lead to a Superior Proposal › In accordance with its fiduciary duties, the ACELYRIN Board thoroughly evaluated and considered the Tang Proposal at the time of receipt, with the assistance of outside legal and financial advisors › Specifically, the Board discussed the following considerations against the expected value to ACELYRIN stockholders presented by the Tang Proposal › The potential value to ACELYRIN stockholders from the continued development of the Lonigutamab program by the post- closing combined company through the planned strategic merger with Alumis › The potential benefits to ACELYRIN stockholders of the increased scale and complementary attributes of the combined company through the Alumis strategic merger, including the differentiated and late-stage portfolio, the significant capital of the combined company and the depth and experience of the combined company’s leadership team as well as other cost synergies › The Board also considered the additional potential value that could be delivered to ACERLYRIN stockholders by receiving equity in the post-closing combined company as compared to the specified cash and CVR value presented by the Tang Proposal › The Board additionally reviewed Tang Capital’s bidding history with other companies › After a thorough evaluation, the Board believes that the planned strategic merger with Alumis represents the most value maximizing path forward for ACELYRIN stockholders 26

The Combination Could Be Transformative to ACELYRIN's Business

	Standalone ACELYRIN	Combined Company	
Product Candidates	• Lonigutamab	• ESK-001 • Lonigutamab • A-005 • IRF5 • Additional Targets	**Deep Pipeline of Differentiated Assets**
Upcoming Milestones	• Previously announced start of Phase 3 program in Q1 2025 with topline data in 2H 2026	• **Mid-2025:** Finalize Plan for Lonigutamab • **2H25:** A-005 – MS Phase 2 Initiation • **2H25:** IND Filing for 3rd Clinical Candidate • **2025:** Once-Daily Formulation Established for ESK-001 • **1Q26:** ESK-001 – PsO Phase 3 Topline Data • **2026:** ESK-001 – SLE Phase 2b Topline Data • **2026:** A-005 – MS Phase 2 Topline Data	**Multiple Anticipated Near-Term Milestones Including Major Catalysts**
Clinical-Stage Indications	• TED	• PsO • SLE • TED • MS	**Substantial Market Potential Across Immune-Mediated Diseases, Totaling $60B+[1]**
Potential Additional Indications		• Additional immunological indications (e.g, PsA, cutaneous lupus, IBD, etc.) • Other neuroinflammatory or neurodegenerative indications (e.g. PAR, AD, etc.)	**Broad Potential for Additional Indications**

1. GlobalData, market research reports; Market size estimates for 2030 worldwide.

ACELYRIN

27

The ACELYRIN Board Believes that the Strategic Merger with Alumis is Value Maximizing for ACELYRIN Stockholders The Alumis Merger Provides Significant Potential Upside For ACELYRIN Stockholders › The combination provides the opportunity to participate in the potential upside from Phase 3 data for Alumis’ lead program expected in 1Q26 and a combined pipeline with multiple upcoming milestones expected, with ACELYRIN stockholders retaining significant (~48%) ownership of the combined company, on a fully diluted basis › The pro forma discounted cash flow analysis reviewed by the ACELYRIN board implies a range of illustrative pro forma equity values per share of ACELYRIN common stock of $6.90 to $8.96 1 (inclusive of realized net synergies) based on the Pro Forma DCF analysis reviewed in the February 6, 2025 Presentation and adjusted for the improved 4/21 terms › Prior to the announcement of the strategic merger with Alumis, the market valued ACELYRIN at less than cash value despite Lonigutamab’s potential to be a differentiated medicine in a large and growing market › The ACELYRIN board believes that the combination with Alumis will be significantly value accretive to ACELYRIN stockholders as a result of synergies and scale to be achieved through the proposed merger as well as reduced execution risk versus a standalone path as a single asset company Combination Creates a Leading Clinical-Stage Immunology Company with a Diversified Portfolio of Product Candidates › Combination with Alumis is the best path forward to unlock Lonigutamab’s value and the combined company is well-capitalized with runway through impactful catalysts into 2027 › Combined company’s management team is well-positioned to execute and create value, including by unlocking the value of Lonigutamab. Alumis has meaningful ophthalmology expertise—its Chief Medical Officer was the CMO and co-founder of Viela Bio and its Chief Commercial Officer ran the TEPEZZA franchise at Amgen / Horizon › Members of ACELYRIN’s Lonigutamab team are expected to join Alumis (clinical, CMC and regulatory) › Combined company is well-positioned relative to publicly traded clinical-stage immunology peers, with the potential for significant upside Independent Board Committee Ran a Thorough Process to Review Multiple Alternatives and Optimize Terms From Alumis › The transaction process was spearheaded by an independent and highly accomplished Transaction Committee with extensive financial and biopharmaceutical company experience › The Transaction Committee secured multiple improvements in deal terms, including increasing ownership in the combined company from 40% to 48%, despite a declining ACELYRIN share price › This process included interactions with ~25 potential counterparties over ~7 months, the exploration of a wide variety of potential transactions, robust evaluation of additional offers that emerged post signing of the definitive merger agreement, improved deal terms post signing of the 2/6 merger agreement in response to stockholder feedback and is unanimously recommended and approved by the disinterested and independent directors › The ACELYRIN Board is confident the Alumis strategic merger maximizes the potential value for ACELYRIN stockholders 1. The Joint Proxy/Prospectus contains a detailed summary of the financial analyses performed by Guggenheim Securities in connection with its February 6, 2025 Presentation. Guggenheim Securities’ analyses were subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions contained in the February 6, 2025 Presentation and related fairness opinion and were necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such presentation and fairness opinion. Range of illustrative pro forma equity values per share of ACELYRIN common stock reflects the Improved Exchange Ratio in lieu of the Original Exchange Ratio used in the February 6, 2025 Presentation. 28

VOTE FOR THE MERGER PROPOSAL VOTE FOR COMPELLING VALUE FOR ACELYRIN STOCKHOLDERS For more information or assistance with voting your shares, please contact our proxy solicitor: Sodali & Co 333 Ludlow Street, 5th Floor, South Tower Stamford, CT 06902 Email: SLRN@investor.sodali.com Toll-Free: (800) 662-5200 29

Exhibit 99.2

Alumis and ACELYRIN Announce Amended Merger Agreement

ACELYRIN stockholders to receive increased ownership in the combined company through revised exchange ratio; Alumis and ACELYRIN stockholders to now own approximately 52% and 48%, respectively, of the combined company on a fully diluted basis

Merger maximizes the potential value for ACELYRIN stockholders and creates a stronger combined company, best-positioned to realize long-term value of multiple late-stage assets

ACELYRIN files investor presentation highlighting benefits of proposed merger and comprehensive Board process

Special Meeting of Stockholders for both companies to be held May 13, 2025

SOUTH SAN FRANCISCO, Calif. and LOS ANGELES, Calif. – April 21, 2025 – Alumis Inc. (Nasdaq: ALMS), a clinical-stage biopharmaceutical company developing therapies using a precision approach to optimize clinical outcomes and significantly improve the lives of patients with immune-mediated diseases, and ACELYRIN, INC. (Nasdaq: SLRN), a late-stage clinical biopharma company focused on accelerating the development and delivery of transformative medicines in immunology, today announced an amendment to the existing terms of their previously announced merger agreement.

Under the terms of the amended agreement, ACELYRIN stockholders will now receive 0.4814 shares of Alumis common stock for each share of ACELYRIN common stock owned, representing a meaningful increase in the ownership percentage of the combined company over the original definitive merger agreement. With the amended exchange ratio, Alumis stockholders will own approximately 52% of the combined company and ACELYRIN stockholders will own approximately 48% on a fully diluted basis.

Martin Babler, President, Chief Executive Officer and Chairman of Alumis, said, “In recognition of the current market conditions and evolving investor expectations for a successful combination, we have revised the terms of our agreement with ACELYRIN, enabling enhanced value creation opportunities for our respective stockholders. This was carefully considered by our Board of Directors and we continue to firmly believe in the merits of the transaction. This merger provides Alumis the best opportunity to significantly enhance our financial flexibility and runway to advance an expanded late-stage pipeline with multiple near-term development milestones and build commercial capabilities to maximize the value of our portfolio for patients and stockholders. We will continue to work closely with ACELYRIN to successfully complete the transaction and deliver on its significant benefits.”

Bruce Cozadd, Chair of the ACELYRIN Board of Directors and member of the Board Transaction Committee, said, “Since announcing the merger, we have had extensive conversations with our stockholders who have expressed an understanding of the strategic rationale for this transaction, while also sharing their perspectives on the value provided to ACELYRIN stockholders. This amended agreement reflects this dialogue with stockholders and meaningfully builds upon the previously announced agreement, which was the result of a rigorous, objective, and competitive process facilitated by the ACELYRIN Board. Because of the Board’s continued efforts, our stockholders now stand to benefit from a greater interest in Alumis’ long-term upside potential. We continue to believe that this combination is the most value-maximizing path forward for ACELYRIN stockholders and that Alumis is the right partner to optimize development of lonigutamab.”

ACELYRIN also filed today an investor presentation with the U.S. Securities and Exchange Commission (“SEC”) highlighting additional details and benefits of the amended merger agreement, including:

•	The Alumis merger provides significant potential upside for ACELYRIN stockholders;

•	The combination creates a leading clinical-stage immunology company with a diversified portfolio of product candidates;

•	ACELYRIN’s Independent Board Committee ran a thorough process to review multiple alternatives and optimize terms from Alumis; and

•

With a pro forma cash position of approximately $737 million as of December 31, 2024, and continued operating discipline, Alumis expects runway to advance the combined company’s pipeline through multiple planned key data readouts across several clinical trials and to fund operating expenses and capital expenditure requirements into 2027.

The presentation is available on ACLEYRIN’s investor relations website at https://investors.acelyrin.com/.

Additional Details

The amended merger agreement was unanimously recommended and approved by the disinterested directors of each company’s Board. As previously announced, Stockholders representing approximately 62% of Alumis voting common stock and approximately 24% of ACELYRIN common stock have entered into voting agreements in support of the transaction.

Alumis and ACELYRIN intend to file supplemental proxy materials with the Securities and Exchange Commission promptly. The companies continue to expect to close the transaction during the second quarter of 2025, subject to the approval by both companies’ stockholders and satisfaction of other customary closing conditions.

As previously disclosed, Alumis and ACELYRIN will hold its respective Special Meeting of Stockholders on May 13, 2025, and stockholders of record as of the close of business on April 1, 2025, are entitled to vote at the Special Meetings.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Alumis, and Cooley LLP is serving as its legal counsel. Guggenheim Securities, LLC is serving as financial advisor to ACELYRIN and Fenwick & West LLP and Paul Hastings LLP are serving as legal counsel.

About Alumis

Alumis is a clinical-stage biopharmaceutical company developing oral therapies using a precision approach to optimize clinical outcomes and significantly improve the lives of patients with immune-mediated diseases. Leveraging its proprietary precision data analytics platform, Alumis is building a pipeline of molecules with the potential to address a broad range of immune-mediated diseases as monotherapy or combination therapies. Alumis’ most advanced product candidate, ESK-001, is an oral, highly selective, small molecule, allosteric inhibitor of tyrosine kinase 2 that is currently being evaluated for the treatment of patients with moderate-to-severe plaque psoriasis and systemic lupus erythematosus. Alumis is also developing A-005, a CNS-penetrant, allosteric TYK2 inhibitor for the treatment of neuroinflammatory and neurodegenerative diseases. Beyond TYK2, Alumis’ proprietary precision data analytics platform and drug discovery expertise have led to the identification of additional preclinical programs that exemplify its precision approach. Incubated by Foresite Labs and led by a team of industry veterans experienced in small-molecule compound drug development for immune-mediated diseases, Alumis is pioneering a precision approach to drug development to potentially produce the next generation of treatment to address immune dysfunction.

About ACELYRIN

ACELYRIN, INC. (Nasdaq: SLRN) is focused on providing patients life-changing new treatment options by identifying, acquiring, and accelerating the development and commercialization of transformative medicines. ACELYRIN’s lead program, lonigutamab, is a subcutaneously delivered monoclonal antibody targeting IGF-1R being investigated for the treatment of thyroid eye disease.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, as amended on April 20, 2025, by and among the parties (as amended, the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchanges Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom

Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in the registration statement, which includes the joint proxy statement/prospectus. Information about ACELYRIN’s directors and executive officers is set forth in ACELYRIN’s Annual Report on Form 10-K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Alumis Contacts

Investor Relations

Teri Dahlman

Red House Communications

teri@redhousecomms.com

Or

MacKenzie Partners, Inc.

proxy@mackenziepartners.com

(800) 322-2885

Media

Jim Golden / Jack Kelleher / Tali Epstein Collected Strategies Alumis-CS@collectedstrategies.com

ACELYRIN, INC Contacts

Investor Relations and Media

Tyler Marciniak

Vice President of Investor Relations and Corporate Operations

tyler.marciniak@acelyrin.com

or

Sodali & Co

SLRN@investor.sodali.com

(800) 662-5200